SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)

                       America Online Latin America, Inc.
                                (Name of Issuer)

                Class A Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   02365B100
                                 (CUSIP Number)

                             Paul T. Cappuccio, Esq.
                  Executive Vice President and General Counsel
                              AOL Time Warner Inc.
                              75 Rockefeller Plaza
                            New York, New York 10019
                                 (212) 484-8000

                                    Copy to:

                            Jonathan L. Kravetz, Esq.
                           Mintz, Levin, Cohn, Ferris,
                             Glovsky and Popeo, P.C.
                              One Financial Center
                           Boston, Massachusetts 02111
                                 (617) 542-6000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 30, 2001
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                AOL Time Warner Inc.
                13-4099534
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS
                N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER
                        0
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY            136,551,706

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                        0
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH                136,791,706


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                136,791,706
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [X]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                68.4%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
                HC, CO
________________________________________________________________________________


1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                America Online, Inc.
                54-1322110
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS
                W/C
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER
                        0
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY            136,551,706

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                        0
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH                136,791,706


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                136,791,706
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [X]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                68.4%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON
                CO
________________________________________________________________________________

         AOL Time Warner Inc., a Delaware corporation ("AOL Time Warner"), and its wholly owned subsidiary, America Online, Inc., a Delaware corporation ("AOL") (collectively, the "Reporting Persons"), hereby file this Amendment No. 3 ("Amendment No. 3") to amend and restate in its entirety the statement on
Schedule 13D originally filed on August 22, 2000 and amended on January 22, 2001 and February 27, 2001 (as so amended, the "Statement"), with respect to the shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of America Online Latin America, Inc., a Delaware corporation ("AOL-LA"). As provided in the Joint Filing Agreement filed as Exhibit No. 7 hereto, the Reporting Persons have agreed pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to file one statement on Schedule 13D with respect to their beneficial ownership of the Class A Common Stock.

Item 1.  Security and Issuer

         This Statement relates to the Class A Common Stock of AOL-LA. The address of the principal executive office of AOL-LA is 6600 N. Andrews Avenue, Suite 500, Fort Lauderdale, Florida 33309.

Item 2.  Identity and Background

         This Statement is being filed by AOL Time Warner, having its principal executive offices at 75 Rockefeller Plaza, New York, New York 10019, and AOL, having its principal executive offices at 22000 AOL Way, Dulles, Virginia 20166, and by AOL Time Warner and AOL as members of a "group" (as such term is defined pursuant to Regulation 13D under the Exchange Act), which has been deemed to have been formed by (i) the Reporting Persons and (ii) Gustavo A. Cisneros, Ricardo J. Cisneros, Aspen Investments LLC, a Delaware limited liability company ("Aspen"), and Atlantis Investments LLC, a Delaware limited liability company ("Atlantis" and, together with Aspen, "ODC") (collectively, the "Cisneros Group"), by virtue of the agreements among the Reporting Persons and the Cisneros Group described elsewhere in this Statement. Until December 28, 2000, the Cisneros Group included Riverview Media Corp., a British Virgin Islands corporation ("Riverview"); on that date Riverview assigned to each of Aspen and Atlantis, on an equal basis, all of its right, title and interest in and to the shares of Class A Common Stock beneficially owned by Riverview. Riverview is still the record owner of such shares. In addition, a "group" may be deemed to have been formed by the Reporting Persons, the Cisneros Group, and Banco Itau S.A., a Brazilian Sociedade Anonima ("Banco Itau"), Banco Itau's affiliate, Banco Banerj S.A., a Brazilian Sociedade Anonima ("Banco Banerj"), Banco Itau, S.A.-Cayman Branch, a Brazilian Sociedade Anonima ("Banco Itau-Cayman"), Itau Bank Limited, a Cayman limited liability company, and Roberto Egydio Setubal, President and Chief Executive Officer of Banco Itau (collectively, the "Banco Itau Reporting Persons"), by virtue of the agreements among the Reporting Persons, the Cisneros Group and the Banco Itau Reporting Persons described elsewhere in this Statement. The addresses of the Cisneros Group and the Banco Itau Reporting Persons are set forth in Schedule I to this Statement.

         The Reporting Persons disclaim beneficial ownership of any AOL-LA securities owned directly or indirectly by the Cisneros Group and the Banco Itau Reporting Persons.

         AOL Time Warner is the first internet powered media and communications company. Its business interests include: interactive services, cable systems, publishing, music, cable and broadcast television networks and filmed entertainment. Substantially all of AOL Time Warner's interests in filmed entertainment, most of its interests in cable systems and a portion of its interests in cable networks are held through Time Warner Entertainment Company, L.P., a Delaware limited partnership in which AOL Time Warner has a majority interest. AOL is a direct wholly owned subsidiary of AOL Time Warner. AOL is the world's leader in branded interactive services and content.

         To the best knowledge of the Reporting Persons as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of each Reporting Person, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedules II and III hereto. The information contained in Schedules II and III is incorporated herein by reference.

         During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of their executive officers or directors listed in Schedules II and III hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         Except as provided in Item 6 of this Statement, to the best knowledge of the Reporting Persons, no directors or officers of the Reporting Persons have legal or beneficial ownership of any shares of Class A Common Stock.

Item 3. Source and Amount of Funds or Other Consideration

         Prior to August 7, 2000, the effective date of AOL-LA's initial public offering of its Class A Common Stock (the "Offering"), the business of AOL-LA was conducted by affiliates of AOL Latin America, S.L. AOL Latin America, S.L. is a limited liability company that was organized in Spain in December 1998. AOL Latin America, S.L. was formed by AOL and the Cisneros Group, as a joint venture in which:

         (i) AOL contributed royalty free license rights and other rights and services in exchange for its ownership interest (such contribution was recorded at AOL's historical cost basis, which was zero); and

         (ii)  the  Cisneros   Group   contributed   an   aggregate   amount  of
approximately $100.1 million in exchange for its ownership interest.

         In addition, AOL and the Cisneros Group each contributed $32.5 million to AOL Latin America, S.L. through July 2000, and each paid AOL-LA an additional $17.5 million before December 31, 2000.

         Immediately before the effectiveness of the Offering, AOL-LA became the holding company of, and indirectly acquired all of, AOL Latin America, S.L. and its affiliates through a corporate reorganization (the "Reorganization"). Pursuant to the Reorganization, (i) AOL and the Cisneros Group exchanged their ownership interests in the two holding companies that owned AOL Latin America, S.L. and its affiliates for 101,858,334 shares of AOL-LA's Series B Redeemable Convertible Preferred Stock, par value $0.01 per share ("Series B Preferred Stock"), and 99,861,910 shares of Series C Redeemable Convertible Preferred Stock, par value $0.01 per share ("Series C Preferred Stock"), respectively; and
(ii) AOL-LA issued a warrant to AOL (the "AOL Warrant") to purchase 16,541,250 shares of AOL-LA stock in any combination of Series B Preferred Stock, Class A Common Stock or Class B Common Stock, par value $0.01 per share ("Class B Common Stock"), at a per share exercise price equal to the Offering price of $8.00. AOL did not pay any additional consideration to AOL-LA upon the issuance and delivery of the AOL Warrant to AOL.

         In addition, on August 11, 2000, each of AOL and the Cisneros Group purchased 4,000,000 shares of Class A Common Stock in the Offering at the $8.00 Offering price. AOL purchased its shares using funds from its working capital.

         On January 11, 2001, pursuant to the Second Amended and Restated Agreement and Plan of Merger, dated as of January 10, 2000, by and among AOL Time Warner, AOL, America Online Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of AOL Time Warner ("America Online Merger Sub"), Time Warner and Time Warner Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of AOL Time Warner, America Online Merger Sub merged with and into AOL with AOL continuing as the surviving corporation and becoming a direct wholly owned subsidiary of AOL Time Warner, and Time Warner Merger Sub merged with and into Time Warner with Time Warner continuing as the surviving corporation and becoming a direct wholly owned subsidiary of AOL Time Warner (together, the "Mergers"). In addition, upon consummation of the Mergers (i) each outstanding share of AOL Common Stock was automatically converted into one share of AOL Time Warner Common Stock, (ii) each outstanding share of Time Warner Common Stock was automatically converted into 1.5 shares of AOL Time
Warner  Common  Stock,  and (iii) each  outstanding  share of Time Warner Series
LMCN-V Common Stock was automatically converted into 1.5 shares of AOL Time Warner Series LMCN-V Common Stock having terms substantially identical to those of the Time Warner Series LMCN-V Common Stock.

         As a result of the Mergers, AOL Time Warner became the ultimate beneficial owner of the securities of AOL-LA held by AOL.

         Currently, no shares of AOL-LA's Class B Common Stock or shares of AOL-LA's Class C Common Stock, $0.01 par value per share (the "Class C Common Stock"), are outstanding. For the purposes hereof, the term "B Stock" refers collectively to Series B Preferred Stock and Class B Common Stock, and the term "C Stock" refers collectively to Series C Preferred Stock and Class C Common Stock.

         The shares of Series D Redeemable Convertible Preferred Stock, $0.01 par value per share (the "Series D Preferred Stock"), purchased by AOL pursuant to the Stock Purchase Agreement described in Items 4 and 6 hereof were purchased using funds from AOL's working capital.

Item 4.  Purpose of Transaction

         The information set forth or incorporated by reference in Items 2, 3, 5, 6 and 7 is hereby incorporated by reference.

         AOL's purchase, on August 11, 2000, of 4,000,000 shares of Class A Common Stock in the Offering was part of a broader investment history with AOL-LA that included the Reorganization.

         As one of the founders of AOL-LA, AOL, along with the Cisneros Group, exercises its control over AOL-LA through several instruments and agreements, including (i) an Amended and Restated Stockholders' Agreement, dated as of March 30, 2001, among AOL, ODC and AOL-LA (the "Stockholders' Agreement"); (ii) an Amended and Restated Registration Rights and Stockholders' Agreement (the "Banco Itau Registration Rights Agreement"), dated as of March 30, 2001, among AOL-LA, Banco Itau, Banco Banerj, Banco Itau-Cayman, Itau Bank Limited, and, for limited purposes, AOL and ODC; (iii) AOL-LA's Restated Certificate of Incorporation, as amended from time to time (the "Charter"); and (iv) AOL-LA's Restated By-laws (the "By-laws"). In addition, AOL has entered into various agreements relating to the equity securities issued by AOL-LA, including a Stock Purchase Agreement (as described below in this Item 4), a Voting Agreement (as described below in this Item 4), and the AOL-ODC Registration Rights Agreement (as described in
Item 6 of this Statement).

         The Stockholders' Agreement contains various provisions that affect the way AOL-LA operates its business and governs many important aspects of the relationships among AOL, AOL-LA and the Cisneros Group.

         Pursuant to the Stockholders' Agreement, AOL and ODC agreed to vote all of their shares of AOL-LA capital stock to elect the four directors nominated by the Special Committee (as defined below in this Item 4) for election by the holders of all shares of AOL-LA's outstanding capital stock, voting together. In addition, under the Banco Itau Registration Rights Agreement, AOL and ODC agreed to vote their shares of AOL-LA capital stock in favor of an individual nominated by Banco Itau to serve as one of the above-mentioned four directors.

         The Stockholders' Agreement also states that AOL and ODC may admit one or more additional principal stockholders to AOL-LA. Any such additional stockholder would either receive new shares of AOL-LA capital stock or would acquire shares owned by AOL or ODC. If such new stockholder is a Strategic Partner (as such term is defined in the Stockholders' Agreement, a copy of which is included as Exhibit 1 to this Schedule 13D), ODC's ownership interest in AOL-LA will be reduced at a disproportionately greater rate than AOL's ownership interest in AOL-LA. To achieve the reduction, for example, either AOL-LA or AOL could purchase shares held by the Cisneros Group at their then fair market value.

         Pursuant to the Charter, holders of Class A Common Stock are each entitled to one vote per share, while holders of B Stock and C Stock are each entitled to ten votes per share and have been granted the exclusive right to vote on a number of significant provisions of the Charter and the By-laws.

         The actions set forth below require a majority vote of B Stock and C Stock, each voting separately as a class.

                  (a) amending or repealing the provisions of the Charter relating to (i) the expansion of AOL-LA's business beyond PC-, TV- or wireless-based services, (ii) the extent to which AOL-LA's stockholders, including AOL and the Cisneros Group, may compete with AOL-LA for business,
(iii) access to corporate opportunities that may be taken by AOL and the Cisneros Group, (iv) the limitation of AOL's and the Cisneros Group's liability to AOL-LA if AOL and the Cisneros Group appropriate AOL-LA's corporate opportunities, (v) AOL-LA's indemnification of AOL and the Cisneros Group, as well as any of their officers, directors, agents, stockholders, members, partners, affiliates or subsidiaries, if they incur damages for lawsuits based on claims that they breached their fiduciary duty to AOL-LA by appropriating AOL-LA's corporate opportunities, (vi) the terms of AOL-LA's authorized capital stock, including voting, dividend and conversion rights, (vii) the election and removal of AOL-LA's directors, (viii) the Special Committee, and (ix) the initiation of litigation that is adverse to either AOL or the Cisneros Group;

                  (b) amending the provisions of the By-laws,  as they relate to
AOL-LA's   Board  of  Directors   (the  "Board")  and  its  committees  and  the
indemnification of AOL-LA's officers and directors; and

                  (c) unless otherwise required under Delaware law or waived by holders of a majority of the outstanding shares of B Stock or C Stock, approving
(i) mergers and acquisitions, (ii) any issuance of, or change in, any of AOL-LA's capital stock, (iii) the transfer of any of AOL-LA's material assets,
(iv) the establishment of any subsidiary or any material change in a subsidiary's business, (v) the adoption and modification of business plans, (vi) AOL-LA's establishment or amendment of any significant investment or cash management policy, (vii) AOL-LA's discontinuance of any material business activity, (viii) AOL-LA's entering into any partnership, joint venture or consortium, (ix) AOL-LA's entering into agreements outside the ordinary course of its business, and (x) AOL-LA's filing for bankruptcy or its decision not to prevent or oppose an involuntary filing for bankruptcy.

         For as long as any shares of B Stock or C Stock remain outstanding, the holders of Class A Common Stock and the Board will have no voting rights on the matters set forth in item (a) or (b) above, unless required under Delaware law.

         The voting rights for the election of the 14 members of the Board are as follows: (a) the holders of B Stock are entitled to elect five directors (each a "Class B Director"), (b) the holders of C Stock are entitled to elect five directors (each a "Class C Director"), and (c) the holders of all shares of AOL-LA's outstanding capital stock, voting together as a single class, are entitled to elect the remaining four directors (each a "Class A Director"). Banco Itau is entitled to nominate one of these four Class A Directors.

         Pursuant to the Charter, AOL-LA established a two-member committee of the Board consisting of one Class B Director and one Class C Director (the "Special Committee"). The Special Committee will evaluate corporate actions such as:

          (a)  amendments to the Charter and By-laws;

          (b)  amendments to the Stockholders' Agreement;

          (c)  mergers and acquisitions;

          (d)  any issuance of, or change in, any capital stock of AOL-LA;

          (e)  the transfer of any material assets of AOL-LA;

          (f)  loans by AOL-LA in excess of $50,000;

          (g)  capital expenditures in excess of $50,000;

          (h)  borrowings by AOL-LA in excess of $50,000;

          (i)  the declaration of any dividends on securities of AOL-LA;

          (j) the selection of nominees to be recommended by the Board for election by all outstanding shares of AOL-LA capital stock voting together;

          (k)  the admission of additional Strategic Partners;

          (l) the launch by AOL-LA of AOL-branded TV- and wireless-based online services in Latin America, as well as any agreements between AOL-LA and third parties that relate to these launches;

          (m)  the adoption and modification of business plans;

          (n)  the appointment or dismissal of AOL-LA's independent auditors;

          (o) the establishment of any subsidiary or any material change in a subsidiary's business;

          (p) litigation by AOL-LA that involves amounts in excess of $100,000 or that is adverse to either AOL or the Cisneros Group;

          (q) AOL-LA's establishment of, or any significant modification to, any significant investment or cash management policies;

          (r)  AOL-LA's discontinuance of any material business activity;

          (s)  AOL-LA's entering any partnership, joint venture or consortium;

          (t)  AOL-LA's   issuance  of  press   releases   containing   material
               non-public information;

          (u) AOL-LA's entering into agreements outside of the ordinary course of its business;

          (v) the approval of the final annual audited consolidated financial statements of any subsidiary;

          (w) AOL-LA's filing for bankruptcy or its decision not to prevent or oppose any involuntary filing for bankruptcy;

          (x) adoption or material amendment to any employee benefit or executive compensation plan or severance payment; and

          (y) hiring or firing any personnel with an annual salary in excess of $100,000 or increasing their compensation above $100,000.

         Each of these actions requires the unanimous approval of the Special Committee before being submitted for approval by the Board. Because of their role in choosing the members of the Special Committee, both AOL and the Cisneros Group effectively have the power to veto these corporate actions. If either AOL or the Cisneros Group loses its right to representation on the Special Committee, the Special Committee will be dissolved. If the Special Committee is dissolved, the approval of the Board as a whole will be required to approve any corporate actions previously evaluated by the Special Committee.

         In addition, any amendment to the Charter, other than those over which the holders of B Stock and C Stock have exclusive voting rights, must be approved by the affirmative vote of 75% of the voting power of AOL-LA's outstanding capital stock. Amendments that would adversely alter or change the powers, preferences or special rights of any class or series of AOL-LA's capital stock must also be approved by the affirmative vote of the holders of a majority of the outstanding shares of B Stock and C Stock, each voting separately as a class.

         Further, the By-laws may be amended by a majority vote of the Board, subject to the prior approval of the Special Committee. Unless the holders of B Stock or C Stock have exclusive rights to vote on the amendment, the By-laws may also be amended after obtaining the following: (i) the affirmative vote of a majority of the voting power of all of AOL-LA's capital stock, voting as a single class, (ii) the affirmative vote of a majority of the B stock voting together as a single class, but only if a Class B Director is entitled to be a member of the Special Committee, and (iii) the affirmative vote of a majority of the C Stock, voting together as a single class, but only if a Class C Director is entitled to be a member of the Special Committee.

         As described in Item 6, AOL, ODC and Banco Itau-Cayman have entered into a Stock Purchase Agreement dated as of March 30, 2001 (the "Stock Purchase Agreement"), pursuant to which AOL has purchased 4,717,374 shares of Series D Preferred Stock, each of Aspen and Atlantis has purchased 2,268,339 shares of Series E Redeemable Convertible Preferred Stock, $.01 par value per share (the "Series E Preferred Stock"), and Banco Itau-Cayman has purchased 4,237,840 additional shares of Class A Common Stock, each at a price of $4.6875 per share. The shares of Series D Preferred Stock and Series E Preferred Stock purchased by AOL and ODC, respectively, are immediately convertible into an equivalent number of shares of AOL-LA's Class B and Class C Common Stock, respectively, which in turn are immediately convertible into an equivalent number of shares of AOL-LA's Class A Common Stock. Holders of Series D Preferred Stock and Series E Preferred Stock are entitled to one vote per share. Pursuant to the terms of the Stock Purchase Agreement, AOL has also agreed to purchase an aggregate of an additional 9,434,748 shares of Series D Preferred Stock, and each of Aspen and Atlantis has agreed to purchase an aggregate of an additional 4,536,678 shares of Series E Preferred Stock. Such purchases shall occur at closings to take place on June 1, 2001 and August 1, 2001. The exact numbers of shares to be purchased at such additional closings may be adjusted by notice from AOL-LA to each of AOL and ODC, although in no event will the aggregate numbers of shares to be purchased at such closings by AOL and ODC be less than 9,434,748 shares and 9,073,356 shares, respectively.

         AOL-LA filed a certificate of designation to create the Series D Preferred Stock and the Series E Preferred Stock, as authorized in the Charter (the "Certificate of Designation").

         In connection with the Stock Purchase Agreement, AOL, ODC, AOL-LA and Riverview entered into a Voting Agreement, dated as of March 30, 2001 (the "Voting Agreement"), pursuant to which AOL, Riverview and ODC agreed to vote all shares of AOL-LA's capital stock owned by them in favor of certain proposals to be presented at a meeting of the holders of AOL-LA's Class A Common Stock (the "Class A Holders"), including a proposal to amend the liquidation preference of the Series B Preferred Stock and Series C Preferred Stock. Upon approval of these proposals by the Class A Holders, the shares of Series D Preferred Stock and Series E Preferred Stock purchased by AOL and ODC, respectively, pursuant to the Stock Purchase Agreement will automatically convert into shares of Series B Preferred Stock and Series C Preferred Stock, respectively (the "Conversion"). Under the Voting Agreement, AOL and ODC also agreed to vote in favor of any additional actions necessary to permit the Conversion to occur and to authorize the shares issued in the Conversion (and any shares of capital stock issuable upon conversion of those shares) to be authorized for quotation or listing on the Nasdaq Stock Market.

         The Reporting Persons intend to review their investment in AOL-LA on a continuing basis and, subject to the limitations set forth in the Stockholders' Agreement, reserve the right to acquire additional securities of AOL-LA, in the open market or in privately negotiated transactions with AOL-LA or third parties or otherwise, to maintain their holdings at current levels or to sell all or a portion of their holdings in the open market or in privately negotiated transactions or otherwise. Any such actions will depend upon, among other things: the availability of such securities for purchase, or the ability to sell such securities, at satisfactory price levels; the continuing evaluation of AOL-LA's business, financial condition, operations and prospects; general market, economic and other conditions; the relative attractiveness of alternative business and investment opportunities; the availability of financing; the actions of the management, Board and controlling stockholders of AOL-LA; and other future developments.

         As part of their ongoing review, the Reporting Persons may have additional discussions with third parties, including other stockholders, or with management of AOL-LA regarding the foregoing.

         Except as set forth elsewhere in this Schedule 13D, neither of AOL Time Warner nor AOL has any current plans or proposals which relate to or would result in any of the actions requiring disclosure pursuant to Item 4 of Schedule 13D, although AOL Time Warner and AOL do not rule out the possibility of effecting or seeking to effect any such actions in the future.

         References to, and descriptions of, the Stockholders' Agreement, the Banco Itau Registration Rights Agreement, the Stock Purchase Agreement, the Certificate of Designation, the Voting Agreement and the AOL-LA Charter and By-laws as set forth above or incorporated in this Item 4 are qualified in their entirety by reference to the copies of such documents included as exhibits to this Schedule 13D, and are incorporated in this Item 4 in its entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer

         The information set forth or incorporated by reference in Items 2, 3, 4, 6 and 7 is hereby incorporated herein by reference.

         As of the date hereof, the Reporting Persons beneficially own (i) 4,000,000 shares of Class A Common Stock that AOL purchased in the Offering on August 11, 2000, (ii) 101,858,334 shares of Series B Preferred Stock that AOL received in the Reorganization, which Series B Preferred Stock represents all of the Series B Preferred Stock issued and outstanding, and (iii) 4,717,374 shares of Series D Preferred Stock, which Series D Preferred Stock represents all of the Series D Preferred Stock issued and outstanding. In addition, pursuant to the rules of the Securities and Exchange Commission, the Reporting Persons may be deemed to beneficially own an additional 9,434,748 shares of Series D Preferred Stock that AOL is obligated to purchase under the terms of the Stock Purchase Agreement at the closings on June 1 and August 1, 2001. Shares of
Series B Preferred Stock and Series D Preferred Stock are convertible into shares of Class B Common Stock at any time, initially on a one share-for-one share basis, and such Class B Common Stock is convertible into Class A Common Stock at any time, initially on a one share-for-one share basis. In addition, immediately prior to the Securities and Exchange Commission's declaring the Offering effective, AOL-LA issued the AOL Warrant to AOL. The number of shares for which the AOL Warrant is exercisable is 16,541,250, in any combination of B Stock or Class A Common Stock, at a per share exercise price equal to the Offering price of $8.00. The AOL Warrant is immediately exercisable and has a ten-year term. The number of shares issuable under the AOL Warrant may be increased if AOL-LA, AOL or the Cisneros Group issue or transfer shares to one or more Strategic Partners.

         Pursuant to Rule 13d-3(a) promulgated under the Exchange Act, the Reporting Persons may be deemed to beneficially own options to purchase an aggregate of 240,000 shares of Class A Common Stock. As stated in Item 6 below, upon the consummation of the Offering, Michael Lynton and Gerald Sokol, Jr., both employees of AOL, and J. Michael Kelly and Robert W. Pittman, both now employees of AOL Time Warner and former employees of AOL, who are each also members of the Board (the "Employees") were each granted an option to purchase 60,000 shares of Class A Common Stock. Under the Reporting Persons' conflicts of interest standards, each such Employee must transfer the economic benefit of his option to AOL. Although each such Employee is the record holder of the option, AOL and AOL Time Warner hold or share the disposition power with respect to all of the shares of Class A Common Stock underlying the options. The filing of this
Schedule 13D, however, shall not be construed as an admission for the purposes of Sections 13(d) and 13(g) of the Exchange Act and Regulation 13D-G promulgated thereunder that any of such Employees is the beneficial owner of any securities of AOL-LA other than the options and shares of Class A Common Stock underlying the options issued to such Employee.

         AOL and AOL Time Warner have shared power to vote and dispose of the 4,000,000 shares of Class A Common Stock that AOL purchased in the Offering, the shares of Series B Preferred Stock issued to AOL in the Reorganization, the shares of Series D Preferred Stock purchased by AOL under the Stock Purchase Agreement and the shares of B Stock and/or Class A Common Stock issuable upon exercise of the AOL Warrant. AOL and AOL Time Warner share the power to dispose of the shares of Class A Common Stock issuable upon exercise of the stock options that were granted to four employees of AOL or AOL Time Warner. Consequently, upon the conversion of the B Stock and the Series D Preferred Stock, the exercise of the AOL Warrant and, as further described in Item 6, the exercise of the stock options granted to the Employees, the Reporting Persons would beneficially own 136,791,706 shares of Class A Common Stock in the aggregate, or 68.4% of the shares of Class A Common Stock currently outstanding. However, assuming (i) the conversion of all B Stock and C Stock, (ii) the issuance and conversion of all Series D Preferred Stock and Series E Preferred Stock issued or issuable under the Stock Purchase Agreement, and (iii) the exercise and conversion of all outstanding warrants and stock options, AOL and AOL Time Warner would beneficially own approximately 42% of the 325,798,328 shares of Class A Common Stock of AOL-LA that would be issued and outstanding.

         Pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, to the extent a "group" is deemed to exist by virtue of the Stockholders' Agreement, the Voting Agreement, and the AOL-ODC Registration Rights Agreement (as defined in Item 6 hereof), the Reporting Persons may be deemed to have beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all of the equity securities of AOL-LA beneficially owned by the Cisneros Group. As of the date hereof, the Cisneros Group beneficially owns 4,000,000 shares of Class A Common Stock, 97,803,960 shares of Series C Preferred Stock, which represents all of such Series C Preferred Stock outstanding, currently exercisable options to purchase 120,000 shares of Class A Common Stock, and 4,536,678 shares of Series E Preferred Stock, which represents all of such Series E Preferred Stock outstanding. In addition, pursuant to the rules of the Securities and Exchange Commission, the Cisneros Group may be deemed to beneficially own an additional 9,073,356 shares of Series E Preferred Stock that it is obligated to purchase under the terms of the Stock Purchase Agreement at the closings on June 1 and August 1, 2001. Shares of Series C Preferred Stock and Series E Preferred Stock are convertible into AOL-LA's Class C Common Stock at any time, initially on a one share-for-one share basis, and such Class C Common Stock is convertible into Class A Common Stock at any time, initially on a one share-for-one share basis. As of the date hereof, the Cisneros Group beneficially owns an aggregate of 115,533,994 shares of Class A Common Stock, or approximately 35.5% of the 325,798,328 shares of Class A Common Stock that would be issued and outstanding, assuming (i) the conversion of all B Stock and C Stock, (ii) the issuance and conversion of all Series D Preferred Stock and Series E Preferred Stock issued or issuable under the Stock Purchase Agreement, and (iii) the exercise and conversion of all outstanding warrants and stock options). The Reporting Persons disclaim beneficial ownership of any AOL-LA securities owned directly or indirectly by the Cisneros Group.

         Pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, to the extent a "group" is deemed to exist by virtue of the Banco Itau Registration Rights Agreement, the Reporting Persons may be deemed to have beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all of the equity securities of AOL-LA beneficially owned by the Banco Itau Reporting Persons. As of the date hereof, the Banco Itau Reporting Persons beneficially own 35,997,840 shares of Class A Common Stock (assuming the exercise of an option for 60,000 shares of Class A Common Stock granted to Mr. Setubal), or approximately 11% of the 325,798,328 shares of Class A Common Stock that would be issued and outstanding, assuming (i) the conversion of all B Stock and C Stock, (ii) the issuance and conversion of all Series D Preferred Stock and Series E Preferred Stock issued or issuable under the Stock Purchase Agreement, and (iii) the exercise and conversion of all outstanding warrants and stock options. The Reporting Persons disclaim beneficial ownership of any AOL-LA securities owned directly or indirectly by the Banco Itau Reporting Persons.

         Other than as set forth in this Schedule 13D, to the best of the Reporting Persons' knowledge as of the date hereof, (i) neither the Reporting Persons nor any subsidiary or affiliate of the Reporting Persons nor any of the Reporting Persons' executive officers or directors, beneficially owns any shares of Class A Common Stock, and (ii) there have been no transactions in the shares of Class A Common Stock effected during the past 60 days by the Reporting Persons, nor to the best of the Reporting Persons' knowledge, by any subsidiary or affiliate of the Reporting Persons or any of the Reporting Persons' executive officers or directors.

         References to, and descriptions of, the Stockholders' Agreement, the Voting Agreement, the Banco Itau Registration Rights Agreement, and the AOL-LA Charter and By-laws as set forth above or incorporated in this Item 5 are qualified in their entirety by reference to the copies of such documents included as exhibits to this Schedule 13D, and are incorporated in this Item 5 in its entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Upon the consummation of the Offering, options to purchase 60,000 shares of Class A Common Stock at the Offering price of $8.00 per share were granted to each of the Employees as compensation for serving as a member of the Board. Under the Reporting Persons' conflicts of interests standards, each such Employee must transfer the economic benefit of his option to purchase 60,000 shares of Class A Common Stock to AOL.

         AOL-LA, AOL, ODC and Banco Itau-Cayman have entered into the Stock Purchase Agreement, pursuant to which AOL has purchased 4,717,374 shares of Series D Preferred Stock, ODC has purchased 4,536,678 shares of Series E Preferred Stock, and Banco Itau-Cayman has purchased 4,237,840 additional shares of Class A Common Stock, each at a price of $4.6875 per share. Pursuant to the terms of the Stock Purchase Agreement, AOL has also agreed to purchase an additional 9,434,748 shares of Series D Preferred Stock, and ODC has agreed to purchase an additional 9,073,356 shares of Series E Preferred Stock. Such purchases shall occur at closings to take place on June 1, 2001 and August 1, 2001. The exact numbers of shares to be purchased at such additional closings may be adjusted by notice from AOL-LA to each of AOL and ODC, although in no event will the aggregate numbers of shares to be purchased at such closings be less than 9,434,748 shares and 9,073,356 shares, respectively.

         In the event that AOL defaults in the timely payment of the full amount owed to AOL-LA with respect to any shares to be purchased by AOL under the Stock Purchase Agreement, ODC will have the right to cure such payment default by paying all or a portion of the amount of the default and receiving a number of shares equal to the amount of the default payment made by ODC divided by $4.6875. In addition, ODC would thereupon have the right to purchase from AOL such aggregate number of shares of Series B Preferred Stock, Series D Preferred Stock or Class B Common Stock, as ODC selects, up to an amount equal to the number of shares purchased from AOL-LA pursuant to the share purchase described in the preceding sentence, at a purchase price equal to $3.75. AOL has the right to cure similar defaults by ODC and to purchase shares from AOL-LA at $4.6875 per share upon any default by ODC, as well as the right to purchase up to an equal aggregate number of shares of Series C Preferred Stock, Series E Preferred Stock or Class C Common Stock from ODC in the event of such a default, at a purchase price of $3.75.

         The Stockholders' Agreement also contains restrictions on AOL's and ODC's abilities to (i) acquire additional equity securities of AOL-LA, except as specifically approved by the board of directors of AOL-LA, (ii) compete with AOL-LA, or (iii) transfer equity securities of AOL-LA, except as permitted by the terms of the Stockholders' Agreement, which provide for a right of first refusal to the non-transferring stockholder if the other stockholder decides to transfer any equity securities of AOL-LA owned by it. The Stockholders' Agreement further states that, in the event of a breach by AOL of its agreement not to compete with AOL-LA as described in the Stockholders' Agreement, ODC may require AOL to purchase all of ODC's equity interest in AOL-LA, for a purchase price equal to the fair market value of such equity interest plus the amount of any damages sustained as a result of such breach. In the event of a breach by ODC of its agreement not to compete with AOL-LA, AOL-LA or AOL shall have the right to purchase all of ODC's equity interest in AOL-LA, for a purchase price equal to the fair market value of such equity interest less the amount of any damages sustained as a result of such breach.

         The  Banco  Itau   Registration   Rights   Agreement,   which  provides
registration rights for the shares owned by the Banco Itau Reporting Persons, also provides that, in the event that the Banco Itau Reporting Persons decide to sell any of the shares purchased by them pursuant to the Stock Purchase Agreement, they must first offer such shares to AOL-LA, AOL and ODC. The Banco Itau Registration Rights Agreement also provides for rights of participation by the Banco Itau Reporting Persons in certain sales of AOL-LA equity securities to third parties by AOL, ODC and AOL-LA.

         In addition, reference is made to an Amended and Restated Registration Rights Agreement, dated as of March 30, 2001, by and among AOL-LA, AOL and ODC, pursuant to which AOL and ODC were granted rights to cause AOL-LA to register shares of Class A Common Stock purchased by them in the Offering or issued to them upon conversion of their shares of (i) B Stock, Series D Preferred Stock and upon the exercise of the AOL Warrant, in the case of AOL, and (ii) C Stock and Series E Preferred Stock, in the case of ODC (the "AOL-ODC Registration Rights Agreement").

         References to, and descriptions of, the Stock Purchase Agreement, the AOL-ODC Registration Rights Agreement, the Stockholders' Agreement, and the Banco Itau Registration Rights Agreement as set forth above in this Item 6 are qualified in their entirety by reference to the copies of such documents included as exhibits to this Schedule 13D, and are incorporated in this Item 6 in their entirety where such references and descriptions appear.

         To the best of the Reporting Persons' knowledge, except as described in this Schedule 13D, there are at present no other contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of AOL-LA.

         The information set forth or incorporated by reference in Items 2, 3, 4, 5 and 7 is hereby incorporated by reference.

Item 7.           Material to be Filed as Exhibits

Exhibit Number          Description

        1 Amended and Restated Stockholders' Agreement, dated as of March 30, 2001, by and among America Online Latin America, Inc., America Online, Inc., Aspen Investments LLC, and Atlantis Investments LLC (confidential treatment requested with respect to portions of this document).

        2 Amended and Restated Registration Rights and Stockholders' Agreement, dated as of March 30, 2001, by and among America Online Latin America, Inc., Banco Itau, S.A., Banco Banerj, S.A., Banco Itau, S.A.-Cayman Branch, Itau Bank Limited, and for purposes of certain sections thereof, America Online, Inc., Atlantis Investments LLC, and Aspen Investments LLC.

         3 America Online Latin America, Inc.'s Restated Certificate of Incorporation (filed as Exhibit 3.1 to Amendment No. 10 to America Online Latin America, Inc.'s Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on July 27, 2000 and incorporated herein by reference).

        4 Certificate of Designations, Preferences and Rights of the Series D Redeemable Convertible Preferred Stock and the Series E Redeemable Convertible Preferred Stock of America Online Latin America, Inc.

        5 America Online Latin America, Inc.'s Restated By-laws (filed as Exhibit 3.2 to Amendment No. 10 to America Online Latin America, Inc.'s Form S-1 Registration
                        Statement (File No. 333-95051), filed with the Securities and Exchange Commission on July 27, 2000 and incorporated herein by reference).

        6 Amended and Restated Registration Rights Agreement, dated as of March 30, 2001, by and among America Online Latin America, Inc., America Online, Inc., Aspen Investments LLC, and Atlantis Investments LLC.

        7 Joint Filing Agreement, dated January 22, 2001, between AOL Time Warner Inc. and America Online, Inc. (filed as
                        Exhibit 7 to the Reporting  Persons'  Amendment No. 1 to
                        Schedule 13D filed January 22, 2001 and incorporated herein by reference).

        8 Stock Purchase Agreement, dated as of March 30, 2001, by and among America Online Latin America, Inc., America Online, Inc., Aspen Investments LLC, Atlantis Investments LLC, and Banco Itau, S.A.-Cayman Branch.

        9               Voting  Agreement,  dated as of March 30,  2001,  by and
                        among  America  Online  Latin  America,   Inc.  and  the
                        Stockholders named on Schedule A thereto.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    AOL TIME WARNER INC.

Date: April 13, 2001                                By:/s/ Brenda C. Karickhoff
                                                       Brenda C. Karickhoff
                                                       Vice President


                                                    AMERICA ONLINE, INC.

Date: April 13, 2001                                By:/s/ Randall J. Boe
                                                       Randall J. Boe
                                                       Senior Vice President

                                   Schedule I

      Addresses of the Cisneros Group and the Banco Itau Reporting Persons

Atlantis Investments LLC
c/o Finser Corporation
550 Biltmore Way, Suite 900
Coral Gables, FL 33134

Aspen Investments LLC
c/o Finser Corporation
550 Biltmore Way, Suite 900
Coral Gables, FL 33134

Banco Itau, S.A.
176 Rua Boa Vista
Sao Paulo, Brazil

Banco Banerj, S.A.
Rua da Alfandega 28, 9th Floor
Rio de Janeiro, Brazil

Itau Bank Limited
Ansbacher House, 3rd Floor
20 Genesis Close -P.O. Box 10141
Grand Cayman
Cayman Islands, B.W.I.

Banco Itau, S.A.-Cayman Branch
Ansbacher House, 3rd Floor
20 Genesis Close -P.O. Box 10141
Grand Cayman
Cayman Islands, B.W.I.

                                   Schedule II

                       DIRECTORS AND EXECUTIVCE OFFICERS
                               OF AOL TIME WARNER

         The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of AOL Time Warner. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 75 Rockefeller Plaza, New York, New York 10019.

Board of Directors
------------------

Name and Title                             Present Principal Occupation
--------------                             ----------------------------
Stephen M. Case                            Chairman of the Board;
Chairman of the Board                      AOL Time Warner Inc.

Gerald M. Levin                            Chief Executive Officer;
Chief Executive Officer                    AOL Time Warner Inc.

Kenneth J. Novack                          Vice Chairman;
Vice Chairman                              AOL Time Warner Inc.

R.E. Turner                                Vice Chairman and Senior Advisor;
Vice Chairman and Senior Advisor           AOL Time Warner Inc.

Daniel F. Akerson                          Chairman of the Board and Chief
                                           Executive Officer;
                                           XO Communications, Inc.
                                           11111 Sunset Hills Road
                                           Reston, VA 20190
                                           (a broadband and communications
                                           company)

James L. Barksdale                         Partner;
                                           The Barksdale Group
                                           c/o AOL Time Warner Inc.
                                           (a venture capital firm)

Stephen F. Bollenbach                      President and Chief Executive
                                           Officer;
                                           Hilton Hotels Corporation
                                           9336 Civic Center Drive
                                           Beverly Hills, CA  90210

Frank J. Caufield                          Partner;
                                           Kleiner Perkins Caufield & Byers
                                           Four Embarcadero Center
                                           San Francisco, CA 94111
                                           (a venture capital partnership)


Miles R. Gilburne                          Director;
                                           AOL Time Warner Inc.

Carla A. Hills                             Chairman and Chief Executive Officer;
                                           Hills & Company
                                           1200 19th Street, NW
                                           Washington, DC  20036
                                           (international trade and investment
                                           consultants)

Reuben Mark                                Chief Executive Officer;
                                           Colgate-Palmolive Company
                                           300 Park Avenue
                                           New York, NY  10022
                                           (consumer products)

Michael A. Miles                           Former Chairman of the Board and
                                           Chief Executive Officer of Phillip
                                           Morris Companies Inc.; Director of
                                           Various Companies
                                           Three Lakes Drive
                                           Northfield, IL  60093

Richard D. Parsons                         Co-Chief Operating Officer;
Co-Chief Operating Officer                 AOL Time Warner Inc.

Robert W. Pittman                          Co-Chief Operating Officer;
Co-Chief Operating Officer                 AOL Time Warner Inc.

Franklin D. Raines                         Chairman and Chief Executive Officer;
                                           Fannie Mae
                                           3900 Wisconsin Avenue NW
                                           Washington, DC 20016-2806
                                           (a non-banking financial services
                                           company)

Francis T. Vincent, Jr.                    Chairman of Vincent Enterprises
                                           (private Investor) and Director of
                                           Various Companies;
                                           300 First Stamford Place
                                           Stamford, CT  06902

Executive Officers Who Are Not Directors
----------------------------------------

Name                                  Title and Present Principal Occupation
----                                  --------------------------------------
Paul T. Cappuccio                     Executive Vice President, General Counsel
                                      and Secretary; AOL Time Warner Inc.

David Colburn                         Executive Vice President;
                                      AOL Time Warner Inc.

J. Michael Kelly                      Executive Vice President and Chief
                                      Financial Officer; AOL Time Warner Inc.

Kenneth B. Lerer                      Executive Vice President;
                                      AOL Time Warner Inc.

William J. Raduchel                   Executive Vice President and Chief
                                      Technology Officer;
                                      AOL Time Warner Inc.

Mayo S. Stuntz, Jr.                   Executive Vice President;
                                      AOL Time Warner Inc.

George Vradenburg, III                Executive Vice President for Global and
                                      Strategic Policy;
                                      AOL Time Warner Inc.

                                  SCHEDULE III

                        DIRECTORS AND EXECUTIVE OFFICERS
                            OF AMERICA ONLINE, INC.

         The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of America Online, Inc. Unless otherwise noted, each such person is a U.S. citizen, and the business address of each such person is 75 Rockefeller Plaza, New York, New York 10019.

Board of Directors
------------------

Name and Title                             Present Principal Occupation
--------------                             ----------------------------

Paul T. Cappuccio                          Executive Vice President, General
                                           Counsel and Secretary;
                                           AOL Time Warner Inc.

J. Michael Kelly                           Executive Vice President and Chief
                                           Financial Officer;
                                           AOL Time Warner, Inc.

Barry M. Schuler                           Chairman and Chief Executive Officer;
Chairman and Chief Executive Officer       America Online, Inc.

Executive Officers Who Are Not Directors
----------------------------------------

Name                                  Title and Present Principal Occupation
----                                  --------------------------------------

Janice Brandt                         Vice Chair and Chief Marketing Officer;
                                      America Online, Inc.

Theodore J. Leonsis                   Vice Chair and New Product Officer;
                                      America Online, Inc.

Raymond J. Oglethorpe                 President;
                                      America Online, Inc.

Joseph A. Ripp                        Executive Vice President, Chief Financial
                                      Officer and Treasurer;
                                      America Online, Inc.

Mark E. Stavish                       Executive Vice President, Human Resources;
                                      America Online, Inc.

Randall J. Boe                        Senior Vice President, General Counsel and
                                      Secretary; America Online, Inc.

Ann Brackbill                         Senior Vice President, Corporate
                                      Communications; America Online, Inc.